     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp
Commission File No. 000-26086

     On June 7, 2007, the following letter from James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc., (“PNC”) was provided to the employees of Yardville National Bancorp (“YNB”):

June 2007

Dear YNB Employee,

Today we announced a definitive agreement to acquire Yardville National Bancorp, with a plan to close the transaction in the fourth quarter of 2007. We believe that combining the size and strength of PNC with YNB’s strength as a trusted local bank will prove beneficial to both organizations and our customers. Joe Guyaux and I look forward to visiting you soon to personally express our optimism about the future of our combined organization.

You have built an outstanding team, established your bank as a strong competitor in a very competitive market and developed a customer-centered culture that complements our own. We share your enthusiasm for the central New Jersey market, and we admire the strong ties you have established with business leaders there.

To help you learn more about PNC and the opportunities ahead, we have included our corporate profile, our 2006 Annual Report and other materials. Through this information, we think you will find that we are always working hard for our four key constituencies: shareholders, customers, employees and communities. We believe that our corporate success depends on meeting the needs of each group.

Opportunities Across Markets

PNC is not a typical regional banking company. Our roots go back more than 150 years, and now nearly 3 million consumers and small businesses bank with us. In our core geographic market, which includes eight states and the District of Columbia, we are a leading provider of consumer, wealth management and middle market products and services. We are one of the largest secured lenders in the nation; our Harris Williams subsidiary is one of the top middle-market mergers and acquisitions advisory firms in the United States and our treasury management business is consistently ranked among the top 10 in the country. Furthermore, we have an international presence through PFPC, our mutual fund processing and servicing company, and we own a large stake in BlackRock, one of the world’s leading asset managers.

A Powerful Customer Franchise

Customers are the heart of PNC, and our efforts to enhance service are bringing big rewards. In 2006, we ranked highest in J.D. Power and Associates inaugural study of customer satisfaction with small business banking. In fact, customer satisfaction is improving across our Retail Banking business, and we are working to boost it further. More than half of our customers take advantage of our online systems. Our Corporate & Institutional Banking business won Principal of the Year and Deal of the Year at the

2006 Middle Market Financing Awards, and customer service has helped PFPC increase the assets we service to $2.2 trillion, including both domestic and international clients.

A Commitment to Employees and Communities

We combine these strengths with a deep commitment to each of our 27,000 employees and all of the communities we serve. Working Mother magazine has five times ranked PNC one of the top 100 companies for working mothers. In 2003, we launched Grow Up Great, a 10-year, $100 million initiative that is the nation’s most comprehensive corporate-based investment in preparing children for school. PNC is also a leader in environmental stewardship. Our new branches, as well as PNC’s First Side Center in Pittsburgh and J. Richard Carnall Center in Delaware have all been certified by the Green Building Council. We are currently building the largest mixed-use green building in the country, Three PNC Plaza, on our headquarters campus. In fact, PNC has the most green buildings of any publicly traded company in the United States.

PNC delivered a 24 percent return to shareholders last year, ranked high in customer and employee satisfaction and made significant contributions to the community. Our accomplishments have positioned us well for the future, and adding YNB will make the future even brighter.

We are confident that with the additional scale and strength you find at PNC, you have the expertise, culture and capability to build upon the noteworthy success YNB has achieved since its founding. We look forward to working with you and moving forward as a strong combined organization.

Sincerely,

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Yardville National Bancorp will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by YNB will be available free of charge from YNB by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690. Or call (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of YNB are participants in the solicitation of proxies in favor of the merger from the shareholders of YNB. Information about the directors and executive officers of YNB is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This letter contains forward-looking statements regarding our outlook or expectations with respect to the planned acquisition of YNB, the expected costs to be incurred in connection with the acquisition, YNB's future performance and consequences of its integration into PNC, and the impact of the transaction on PNC's future performance.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this letter speak only as of the date of the press release, and each of PNC and YNB assumes no duty, and does not undertake, to update them. Actual results or future events could differ, possibly materially, from those that we anticipated in these forward-looking statements.

These forward-looking statements are subject to the principal risks and uncertainties applicable to the respective businesses of PNC and YNB generally that are disclosed in the 2006 Form 10-K and in current year Form 10-Qs and 8-Ks of PNC and YNB (accessible on the SEC's website at www.sec.gov and on PNC's website at www.pnc.com and on YNB's website at www.ynb.com, respectively). In addition, forward-looking statements in this letter are subject to the following risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired business into PNC after closing:

•	Completion of the transaction is dependent on, among other things, receipt of regulatory and shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC's financial statements will be affected by the timing of the transaction.

•	The transaction may be substantially more expensive to complete (including the integration of YNB's businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

•	The integration of YNB's business and operations into PNC, which will include conversion of YNB's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to YNB's or PNC's existing businesses.

•	The anticipated benefits to PNC are dependent in part on YNB's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and YNB's performance or due to factors related to the acquisition of YNB and the process of integrating it into PNC.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

PNC and YNB will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange

Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov).

In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by YNB will be available free of charge from YNB by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690. Or call (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of YNB are participants in the solicitation of proxies in favor of the merger from the shareholders of YNB. Information about the directors and executive officers of YNB is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.